BIOMX INC.

22 Einstein St., Floor 4
Ness Ziona, Israel 7414003

June 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BiomX Inc. (CIK 0001739174)
Registration Statement on Form S-3 (File No. 333-272371) (the “Registration Statement”)
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), BiomX Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on June 8, 2023 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit, Esq. of Sullivan & Worcester LLP at (617) 338-2979 and that such effectiveness also be confirmed in writing.

Very truly yours,

BiomX Inc.

By:	/s/ Marina Wolfson
	Name:	Marina Wolfson
	Title:	Chief Financial Officer